IZEA, Inc.
1000 Legion Place, Suite 1600
Orlando, Florida 32801

October 17, 2013

VIA EDGAR - FORM DEL AM

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561
Attention: Mr. Larry Spirgel, Assistant Director
AD Office 11

Re:    Delaying Amendment for IZEA, Inc.
Registration Statement on Form S-1 (File No. 333-191743)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-1 (File No. 333-191743) (the “Registration Statement”) filed by IZEA, Inc. (the “Registrant”) on October 16, 2013. Pursuant to Rule 473 under the Securities Act of 1933 (the “Securities Act”), as amended, we hereby file this delaying amendment with respect to the Registration Statement.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Orlando in the State of Florida, on October 17, 2013.
No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please contact Spencer G. Feldman of Olshan Frome Wolosky LLP, 65 East 55th Street, New York, New York 10022 at (212) 451-2234.

Very truly yours, IZEA, INC. By: /s/ Edward H. (Ted) Murphy
Edward H. (Ted) Murphy President and Chief Executive Officer